EXHIBIT (a)(10)

                      PG ENERGY COMPLETES SELF TENDER OFFER
                      -------------------------------------


          Wilkes-Barre, PA, May 27, 1997 -- PG Energy Inc. ("PGE") announced today that its self tender offer for its 4.10% Cumulative Preferred Stock (Trading Symbol: PGWCP) expired at 5:00 p.m., New York City time, on Friday, May 23, 1997.

          Based on a preliminary count at the time of expiration, PGE said that it expects to purchase approximately 29,000 shares of its 4.10% Cumulative Preferred Stock at a price of $70.00 per share.

          PGE said that the determination of the actual number of shares to be purchased is subject to final confirmation of proper delivery of all shares tendered and not withdrawn. Payment for the shares accepted, and return of all other shares tendered but not accepted, will occur as promptly as practicable, according to PGE.

          PG Energy Inc. provides natural gas to approximately 148,000 customers in twelve counties in northeastern Pennsylvania.